July 21, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Dana Brown, Attorney Advisor

Re:	Poseidon Containers Holdings Corp.
Confidential Draft Registration Statement on Form F-1
CIK No. 0001620944
File No. 333-204968

Dear Mr. Brown:

Reference is made to the draft registration statement on Form F-1 (the “Draft Registration Statement”) of Poseidon Containers Holdings Corp. (the “Company”) in connection with the registration of the Company’s common shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on September 30, 2014. By letter dated October 27, 2014 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on December 9, 2014. By letter dated December 22, 2014, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter, was confidentially submitted to the Commission for review on May 21, 2015. On June 15, 2015, the Company publicly filed its registration statement on Form F-1, which included the Company’s financial statements for the first quarter of 2015, updates to its anticipated fleet, and other updates for the passage of time. By letter date June 15, 2015, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responded to the Third Comment Letter, was filed with the Commission on June 19, 2015. By letter dated July 2, 2015, the Staff provided the Company with its comments (the “Fourth Comment Letter”) to the First Amended Registration Statement. The Company’s second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Fourth Comment Letter and contains the Company’s “red herring” preliminary prospectus with a price range and other pricing information, is today being filed with the Commission.

U.S. Securities and Exchange Commission

July 21, 2015

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Fourth Comment Letter.

Capitalization, page 54

1.	Refer to the second bullet for the “as further adjusted” basis that includes the funding of a portion of the purchase price of one or more of the remaining vessels in your Expansion Fleet, together with other sources of financing, disclosed under “Use of Proceeds.” Since you disclose on page 3 in connection with the Expansion Fleet that you expect to use the remaining net proceeds of the offering to fund a portion of the purchase price of the Potential Acquisition Vessels or the Odyssia Optional Vessels, which may also include the repayment of indebtedness related thereto, please include a separate scenario for each of these potential uses.

In response to the Staff’s comment, the Company has revised the capitalization table in the Second Amended Registration Statement to include an “as further adjusted” column for each of the potential uses for the remaining net proceeds.

Exhibits and Financial Statement Schedules, page II-2

2.	Please provide an updated consent from Drewry Shipping Consultants Ltd. We note that Drewry has significantly revised the information provided.

The Company has filed an updated consent from Drewry Shipping Consultants Ltd. with its Second Amended Registration Statement.

General

In its response letter dated December 9, 2014, the Company responded to the following comment of the Staff, which appeared as Comment No. 5 in the Staff’s First Comment Letter, dated October 27, 2014:

It appears that pro forma financial information presented in accordance with Item 11 of Regulation S-X may be appropriate to reflect the effects of the following items disclosed in the filing that are to be entered into at or about the time of the completion of the offering:

•	Employment agreements with the CEO and certain other officers to be entered into.

•	New technical management agreement with Technomar.

•	Office space to be provided by Technomar.

•	New commercial management agreement with ConChart.

•	Debt to be incurred under the new senior secured credit facility to fund the acquisition cost of the Expansion Fleet.

•	Shares of common stock issued to acquire the Initial Fleet.

U.S. Securities and Exchange Commission

July 21, 2015

Please advise and revise as appropriate. Include pro forma results and related per share amounts in summary and selected financial and operating data sections as appropriate.

The Company’s response was as follows:

The Company respectfully advises the Staff that, as of the date hereof, the referenced agreements that the Company expects to enter into at or prior to the closing of the offering are under negotiation and their material terms have not been finalized. To the extent the Company determines, prior to the effectiveness of its registration statement on Form F-1, that pro forma financial information would be required as a result of the Company’s entry into any of these agreements, the Company confirms that it will update its registration statement, as appropriate, with such pro forma financial information.

The Company has considered its response due to the passage of time and responds as follows:

The Company respectfully advises the Staff that the Company has concluded that pro forma financial information would not be necessary for the following items:

•	Employment agreements with the CEO and certain other officers to be entered into. The historical combined financial statements reflect employee compensation costs related to the Chief Executive Officer and Chief Financial Officer. Any potential incremental increase that arises from new employment agreements with the Chief Executive Officer and Chief Financial Officer would be immaterial to the combined financial statements and therefore, the Company has concluded that no pro forma adjustments are required.

•	New technical management agreement with Technomar. The terms of the new technical management agreement with Technomar are expected to be consistent with the terms of the existing technical management agreement with Technomar. Therefore, the Company has concluded that no pro forma adjustments are required

•	New commercial management agreement with ConChart. The terms of the new commercial management agreement with ConChart are expected to be consistent with terms of the existing commercial management agreement with ConChart. Therefore, the Company has concluded that no pro forma adjustments are required.

•	Office space to be provided by Technomar. As of the date hereof, the Company has not finalized the terms of the office space agreement. However, any potential rental expense is expected to be immaterial to the combined financial statements and therefore, the Company has concluded that no pro forma adjustments are required.

U.S. Securities and Exchange Commission

July 21, 2015

The Company respectfully advises the Staff that it has concluded that the Acquisition Vessels do not meet the definition of a business, as that term is defined by ASC 805-10-55-5 or Rule 11-01(d) of Regulation S-X and, accordingly, has concluded that pro forma financial statements are not required pursuant to Rule 11-01(a)(2) of Regulation S-X. The Company acknowledges that Rule 11-01(a)(8) of Regulation S-X also requires pro forma financial statements for the consummation of “other events or transactions that have occurred or are probable for which disclosure of pro forma financial information would be material to investors;” however, the Company respectfully submits that it has provided pro forma information with respect to its capitalization, which reflects the incurrence of anticipated additional indebtedness under the New Senior Secured Credit Facilities, under the heading “Capitalization” in the Second Amended Registration Statement, and believes that a more comprehensive pro forma presentation (balance sheet and income statement), which would reflect the pro forma impacts of the debt financing but not the pro forma impacts of operating the Acquisition Vessels, would not be informative to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-3, F-20, F-23 and F-49 of the Second Amended Registration Statement to reflect the pro forma impact of the shares of common stock of the Company to be issued to Poseidon Containers Holdings LLC to acquire the Initial Fleet.

The Company is commencing its offering today, and has been advised by the underwriters that the offering couple be priced as early as the week of July 27. Accordingly, we would appreciate any comments as soon as practicable.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Edward S. Horton, Esq. at (212) 574-1265 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.